# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CONSUMERS BANCORP INC /OH/, CIK 0001006830
CUSIP: 210509105
Title of class of securities: Consumers Bancorp Inc
Address of issuer's principal executive offices: 614 E LINCOLN WAY, 614 E LINCOLN WAY, MINERVA, Ohio (OH), 44657-2096
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0000911274-24-000002
Filed by CIK 0000911274

## Reporting persons
- BEESE FULMER INVESTMENT MANAGEMENT, INC.: citizenship or place of organization: Ohio (OH)

## Item 1. Issuer
Name of issuer: CONSUMERS BANCORP INC /OH/
Address of issuer's principal executive offices: 614 E LINCOLN WAY, 614 E LINCOLN WAY, MINERVA, OHIO, 44657-2096.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Signatures
- BEESE FULMER INVESTMENT MANAGEMENT, INC.: Nicholas Perini, CCO (02/11/2025)